Exhibit 99.30

U.S. Silver Announces Union Agreement

TORONTO--(BUSINESS WIRE)--August 5, 2011--U.S. Silver Corporation (TSX-V: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or the “Company”) announced today that it has reached a ratified Collective Bargaining Agreement with the United Steel Workers that is in effect until March 31, 2014.

“We are very pleased to have reached an agreement that benefits both the Company and its dedicated employees in a competitive way” stated Tom Parker, CEO of US Silver. “Both parties worked long hours to reach this agreement and the Company is very grateful for everyone’s efforts.”

The Company is also pleased to announce the appointment of Heather Bailey-Foster to the position of Manager Investor Relations. Heather has been with US Silver for four and a half years in increasingly senior roles and has been very active in investor relations for the past year. Heather is based at the Galena mine in Wallace, Idaho and has an in-depth knowledge of the operations at the Galena Mine. She can be reached at the number below.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Heather Bailey-Foster
Manager IR
(208) 752-1116 x221
or
TMX Equicom
Patrick Piette
(416) 815-0700 x267
or
Macdougall Consultants Ltd.
(226) 663-3000